File  No.  69-418



                       SECURITIES  AND  EXCHANGE  COMMISSION

                                 Washington,  D.C.


                                   FORM  U-3A-2

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                   To  Be  Filed  Annually  Prior  to  March  1

                          ENERGY  CORPORATION  OF  AMERICA

                               (Name  of  Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

     Claimant:
     --------

     Energy  Corporation  of  America
     4643  South  Ulster  Street,  Suite  1100
     Denver,  Colorado  80237

The Claimant is a privately held West Virginia corporation formed primarily as a holding company. The common stockholders of Claimant are as follows: Mark and Carolyn Brewer, as joint tenants with right of survivorship; K. W. Brill; Gaston Caperton; Joseph E. Casabona; Colorado Community Church; Peter H. Coors; L. B. Curtis and Rose A. Curtis as Trustees of the Curtis Family Revocable Trust; David L. Curtis; John J. Dorgan and Cynthia Dorgan as Trustees of the Dorgan Living Trust; ECA Foundation; J. Michael Forbes; J. Michael Forbes as Trustee for the Alison P. Mork Irrevocable Trust; J. Michael Forbes as Trustee for the Kyle M. Mork Irrevocable Trust; Pamela T. Gates; Thomas R. Goodwin; Richard E. Heffelfinger; F. H. and Kathy L. McCullough, III, as joint tenants with right of survivorship; Leslie McCullough Trust; Meredith McCullough Trust; Kristin McCullough Trust; Katherine F. McCullough Trust; John and Julie Mork, as joint tenants with right of survivorship; Julie M. Mork; A. C. Nielsen, Jr.; Donald C. Supcoe; Jennifer Swanson; and H. Laban White. The Claimant also has nonvoting Class A Stock that has been issued to common stockholders and to employees of the Claimant and its subsidiaries.

Subsidiaries  of  the  Claimant:
-------------------------------

A.     Eastern  Systems  Corporation
       414  Summers  Street
       Charleston,  West  Virginia  25301

Eastern Systems Corporation ("ESC") is a West Virginia corporation, wholly owned by Claimant. It was incorporated to be a holding company for Mountaineer Gas Company.

       i.     Mountaineer  Gas  Company
              414  Summers  Street
              Charleston,  West  Virginia  25301

Mountaineer Gas Company ("Mountaineer") is a West Virginia corporation, wholly owned by ESC, engaged in the distribution of natural gas in West Virginia through a 4,000 mile distribution system, principally in Charleston, Beckley, Huntington and Wheeling, West Virginia. Mountaineer is a regulated public gas utility.

                 1.     Mountaineer  Gas  Services,  Inc.
                        414  Summers  Street
                        Charleston,  West  Virginia  25301

Mountaineer Gas Services, Inc. is a West Virginia corporation, wholly owned by Mountaineer, engaged primarily in producing and marketing natural gas to Mountaineer.

                 2.     Mapcom  Systems,  Inc.
                        7345  Whitepine  Road
                        Richmond,  Virginia  23237

Mapcom Systems, Inc. is a Virginia corporation, wholly owned by Mountaineer, engaged in automated mapping facilities management and geographic information systems software development and services.

On December 20, 1999 the Claimant entered into a Stock Purchase and Sale Agreement with Allegheny Energy, Inc., wherein the Claimant agreed to sell all of the stock of its wholly owned subsidiary Mountaineer and its subsidiaries for $323 million, which includes the assumption of approximately $100 million of debt, $223 million net to the Claimant. The sale is subjected to the regulatory approval by the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, the West Virginia Public Service Commission and the Federal Trade Commission. Subject to the approvals being received, the Claimant expects that the transaction will close in the fourth quarter of the current fiscal year. In the Claimant's most recently filed Form 10-Q, the financial statements have been reclassified to exclude the operating results of Mountaineer from continuing operations, effective December 31, 1999, and for accounting purposes to classify such results as discontinued operations. For presentation purposes of this filing, the results of Mountaineer are included and made part of the attached Exhibits.

B.     Eastern  American  Energy  Corporation
       501  56th  Street
       Charleston,  West  Virginia  25304

Eastern American Energy Corporation ("Eastern American") is a West Virginia corporation, wholly owned by Claimant, primarily engaged in the exploration, development, production, transportation and marketing of natural gas primarily within the Appalachian Basin of West Virginia and Pennsylvania. Eastern
American  also  has  properties  in  Virginia,  Ohio  and  New  York.

       i.     Natural  Gas  Transportation  Company
              501  56th  Street
              Charleston,  West  Virginia  25304

Natural Gas Transportation Company ("NGT") is a West Virginia corporation, wholly owned by Eastern American. NGT builds compressed natural gas stations and provides compressed natural gas as an alternative motor vehicle fuel.

      ii.     Eastern  Marketing  Corporation
              501  56th  Street
              Charleston,  West  Virginia  25304

Eastern Marketing Corporation is a West Virginia corporation, wholly owned by Eastern American. Eastern Marketing Corporation markets the majority of Eastern American's natural gas. Eastern Marketing Corporation also, to a limited extent, buys, sells and markets gas from other third party producers, marketers and end users through the United States.

     iii.     Eastern  Capital  Corporation
              501  56th  Street
              Charleston,  West  Virginia  25304

Eastern Capital Corporation is a West Virginia corporation, wholly owned by Eastern American, which was incorporated in 1992 for the purpose of encouraging and assisting in the creation, development and expansion of West Virginia business by making available venture capital.

     iv.      Eastern  Pipeline  Corporation
              501  56th  Street
              Charleston,  West  Virginia  25304

Eastern Pipeline Corporation is a West Virginia corporation, wholly owned by Eastern American, which owns two gathering systems in West Virginia. The largest of these systems is the Eastern Pipeline System, which consists of approximately seventy-five (75) miles of eight (8) inch pipeline and three hundred (300) miles of gathering system.

      v.      Eastern  Exploration  Corporation
              501  56th  Street
              Charleston,  West  Virginia  25304

Eastern Exploration Corporation is a West Virginia corporation, wholly owned by Eastern American, which was incorporated primarily as a non-recourse-financing vehicle for its annual drilling programs. The majority of the assets of Eastern Exploration Corporation have been conveyed to Eastern American; however, Eastern Exploration Corporation still owns an interest in approximately forty-six (46) wells in West Virginia.

     vi.      Allegheny  &  Western  Energy  Corporation
              501  56th  Street
              Charleston,  West  Virginia  25304

Allegheny & Western Energy Corporation ("Allegheny") is a West Virginia corporation, wholly owned by Eastern American, primarily engaged in the operation and management of oil and gas producing properties located in the Appalachian Basin of West Virginia. Allegheny owns interests in these properties either directly or through joint ventures or partnerships with third parties.

C.     Westech  Energy  Corporation
       4643  South  Ulster  Street  Suite  1190
       Denver,  Colorado  80237

Westech Energy Corporation, a Colorado corporation, wholly owned by Claimant, is an oil and gas exploration and development company in the Rocky Mountains and Australia.

      i.     Westech  Energy  Australia,  LLC
             4643  South  Ulster  Street  Suite  1190
             Denver,  Colorado  80237

Westech Energy Australia, LLC, a Colorado limited liability corporation, was formed in December 1999 primarily as a holding company for Australian operations and is wholly owned by Westech Energy Corporation.

D.     Westech  Energy  New  Zealand,  LLC
       4643  South  Ulster  Street  Suite  1190
       Denver,  Colorado  80237

Westech Energy New Zealand, LLC, a Colorado limited liability corporation, was formed in August 1999 primarily as a holding company for New Zealand operations and is wholly owned by the Claimant.

     i.     Westech  Energy  New  Zealand
            4643  South  Ulster  Street  Suite  1190
            Denver,  Colorado  80237

Westech Energy New Zealand ("WENZ") was incorporated in June, 1995 under the laws of New Zealand and is wholly owned by the Claimant. WENZ changed its status to an unlimited liability company during 1999. WENZ holds interests in petroleum exploration permits covering acreage in New Zealand.

E.     Westside  Acquisition  Corporation
       4643  South  Ulster  Street  Suite  1100
       Denver,  Colorado  80237

Westside Acquisition Corporation is a Colorado corporation, wholly owned by Claimant, whose primary asset was an interest in a limited liability corporation that has certain oil producing properties, located in Los Angeles County, California, that has subsequently been transferred to Westech Energy Corporation.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

Oil and gas producing facilities at Mountaineer Gas Services, Inc. are located primarily in Kanawha, Cabell and Jackson Counties, West Virginia. These facilities include wellhead equipment, gas gathering lines and associated equipment and compression equipment.

The gas distribution facilities of Mountaineer cover the main population centers of West Virginia and includes pipelines, regulators, meters and other equipment needed for distribution. Gas purchased from suppliers is delivered either directly into Mountaineer's distribution system or into its city gate via interstate pipelines, including Columbia Gas Transmission Corporation, Tennessee Gas Pipeline and other sources.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kwh and related revenue of electric energy sold (at retail or wholesale), and Mcf and related revenue of natural and manufactured gas distributed at retail.

                      22,556,792  Mcf          $151,011,315

     (b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                                       None

     (c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                       None

     (d) Number of kwh and related cost of electric energy and Mcf and related cost of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                                       None

Effective November 1, 1998, Mountaineer entered into a gas supply management agreement. As a result of this and other gas supply agreements, Mountaineer purchased 100% of its gas supply at its city gate or directly into its distribution system, which is located solely in West Virginia.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                  Not  applicable

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                                  Not  applicable

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                  Not  applicable

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                  Not  applicable

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                  Not  applicable

EXHIBIT  A

     A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year is attached hereto as Exhibit A.


EXHIBIT  B

     A  Financial  Data  Schedule  is  attached  hereto  as  Exhibit  B.


EXHIBIT  C

     Not  applicable

     The above-named Claimant has caused this statement to by duly executed on its behalf by its authorized officer on this 29th day of February, 2000.


                                              ENERGY  CORPORATION  OF  AMERICA
                                              --------------------------------
                                                  (Name  of  claimant)



                                        By:        /S/ JOHN MORK
                                              ---------------------------------
                                        Name:     John  Mork
                                        Title:    President,
                                                  Chief  Executive  Officer



CORPORATE  SEAL

Attest:


      /S/ DONALD C. SUPCOE
-----------------------------------
Name:     Donald  C.  Supcoe
Title:     Secretary



Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Michael  S.  Fletcher
Chief  Financial  Officer  and  Treasurer
Energy  Corporation  of  America
4643  South  Ulster  Street,  Suite  1100
Denver,  Colorado  80237

EXHIBIT A
PAGE 1 OF 4

                                               ENERGY CORPORATION OF AMERICA
                                               CONSOLIDATING BALANCE SHEETS
                                                  AS OF DECEMBER 31, 1999
                                                         UNAUDITED

                                                                                                                  *
                                      ECA           EAEC          WESTECH        WENZL          WAC               ESC
                                 -------------  -------------  -------------  -------------  -------------  --------------
ASSETS
Cash. . . . . . . . . . . . . .  $ 13,599,890   $    628,555   $    (33,111)  $    112,267   $          -   $   1,494,573
Accounts receivable . . . . . .       428,703     11,487,280        552,164        578,513              -      30,256,010
Due from affiliates . . . . . .    39,752,029      3,237,658    (36,522,935)   (10,651,297)  $      1,000       4,183,545
Inventory . . . . . . . . . . .             -        369,210              -              -              -               -
Income tax receivable . . . . .     1,658,576              -      1,521,329              -              -
Deferred income tax . . . . . .    (2,405,123)     2,566,000         29,816              -              -       3,372,057
Prepaid and other . . . . . . .       105,177        276,392         14,369        108,653              -      29,629,657
                                 -------------  -------------  -------------  -------------  -------------  --------------
  Total current assets. . . . .    53,139,252     18,565,095    (34,438,368)    (9,851,864)         1,000      68,935,842
                                 -------------  -------------  -------------  -------------  -------------  --------------

Oil and gas properties. . . . .     2,464,000    192,102,644     14,741,607      3,017,589              -       9,057,309
Utility & transmission plant. .             -              -              -              -              -     198,947,754
Other property. . . . . . . . .     3,590,814      9,710,526        435,316        117,974              -         632,752
Pipelines . . . . . . . . . . .             -     19,048,246              -              -              -               -
                                 -------------  -------------  -------------  -------------  -------------  --------------
                                    6,054,814    220,861,416     15,176,923      3,135,563              -     208,637,815
Accumulated depreciation. . . .      (729,395)   (85,527,092)      (953,372)       (32,731)                  (39,891,249))
                                 -------------  -------------  -------------  -------------  -------------  --------------
                                    5,325,419    135,334,324     14,223,551      3,102,832              -     168,746,566
                                 -------------  -------------  -------------  -------------  -------------  --------------

Investment in affiliate . . . .   155,858,591              -              -              -              -               -
Deferred financing costs. . . .     5,609,527              -              -              -              -       2,607,101
Notes receivable. . . . . . . .     1,525,936      1,653,764              -              -              -         111,727
Deferred utility charges. . . .             -              -              -              -              -      17,558,268
Deferred income taxes . . . . .       292,439              -              -              -              -               -
Other long-term assets. . . . .     6,934,214      7,675,493         80,097            480              -               -
                                 -------------  -------------  -------------  -------------  -------------  --------------
  Total other assets. . . . . .   170,220,707      9,329,257         80,097            480              -      20,277,096
                                 -------------  -------------  -------------  -------------  -------------  --------------

TOTAL ASSETS. . . . . . . . . .  $228,685,378   $163,228,676   $(20,134,720)  $ (6,748,552)  $      1,000   $ 257,959,504
                                 =============  =============  =============  =============  =============  ==============

LIABILITIES & EQUITY
-------------------------------
 Accounts payable . . . . . . .  $  3,563,967   $  6,583,669   $    503,536   $    834,415   $          -   $  10,785,163
 Current maturities - L/T debt.     2,710,152        134,251              -              -              -          15,000
 Short-term borrowings. . . . .             -              -              -              -              -      26,826,600
 Funds held for future distrib.             -      5,441,532         14,978              -              -               -
 Income taxes payable . . . . .    (6,671,398)     6,100,264     (2,326,269)      (268,215)  $          -       3,165,618
 Accrued taxes payable. . . . .             -      4,790,791         19,001              -              -       3,137,254
 Overrecovered gas costs. . . .             -              -              -              -              -       2,346,513
 Other current liabilities. . .             -              -        (15,277)             -              -      10,901,476
                                 -------------  -------------  -------------  -------------  -------------  --------------
   Total current liabilities. .      (397,279)    23,050,507     (1,804,031)       566,200              -      57,177,624
                                 -------------  -------------  -------------  -------------  -------------  --------------

 Long-term debt, less current .   219,000,000        631,476              -              -              -     100,123,750
 Deferred revenue . . . . . . .    10,000,000     12,706,213              -              -              -               -
 Deferred income taxes. . . . .    (8,666,031)    14,083,000     (2,890,160)             -              -      22,426,005
 Other long-term liability. . .             -      1,007,074              -              -              -      11,122,552
                                 -------------  -------------  -------------  -------------  -------------  --------------
   Total long-term liabilities.   220,333,969     28,427,763     (2,890,160)             -              -     133,672,307
                                 -------------  -------------  -------------  -------------  -------------  --------------

   Total liabilities. . . . . .   219,936,690     51,478,270     (4,694,191)       566,200              -     190,849,931

 Stockholders equity. . . . . .     8,748,688    111,750,406    (15,440,529)    (7,314,752)         1,000      67,109,573
                                 -------------  -------------  -------------  -------------  -------------  --------------

TOTAL LIABILITIES AND EQUITY. .  $228,685,378   $163,228,676   $(20,134,720)  $ (6,748,552)  $      1,000   $ 257,959,504
                                 =============  =============  =============  =============  =============  ==============


                                 TOTAL         ELIM            Consolidated
                                 ------------  --------------  -------------
ASSETS
Cash. . . . . . . . . . . . . .  $ 15,802,174  $           -   $  15,802,174
Accounts receivable . . . . . .    43,302,670  $           -      43,302,670
Due from affiliates . . . . . .             -  $           -               -
Inventory . . . . . . . . . . .       369,210  $           -         369,210
Income tax receivable . . . . .  $  3,179,905              -       3,179,905
Deferred income tax . . . . . .     3,562,750  $           -       3,562,750
Prepaid and other . . . . . . .    30,134,248  $           -      30,134,248
                                 ------------  --------------  -------------
  Total current assets. . . . .    96,350,957              -      96,350,957
                                 ------------  --------------  -------------

Oil and gas properties. . . . .   221,383,149              -     221,383,149
Utility & transmission plant. .   198,947,754              -     198,947,754
Other property. . . . . . . . .    14,487,382              -      14,487,382
Pipelines . . . . . . . . . . .    19,048,246              -      19,048,246
                                 ------------  --------------  -------------
                                  453,866,531              -     453,866,531
Accumulated depreciation. . . .   (127,133,839)            -   (127,133,839)
                                 ------------  --------------  -------------
                                  326,732,692              -     326,732,692
                                 ------------  --------------  -------------

Investment in affiliate . . . .   155,858,591   (155,858,591)              -
Deferred financing costs. . . .     8,216,628              -       8,216,628
Notes receivable. . . . . . . .     3,291,427              -       3,291,427
Deferred utility charges. . . .    17,558,268              -      17,558,268
Deferred income taxes . . . . .       292,439              -         292,439
Other long-term assets. . . . .    14,690,284              -      14,690,284
                                 ------------  --------------  -------------
  Total other assets. . . . . .   199,907,637   (155,858,591)     44,049,046
                                 ------------  --------------  -------------

TOTAL ASSETS. . . . . . . . . .  $622,991,286  $(155,858,591)  $ 467,132,695
                                 ============  ==============  =============

LIABILITIES & EQUITY
-------------------------------
 Accounts payable . . . . . . .  $ 22,270,750  $           -   $  22,270,750
 Current maturities - L/T debt.     2,859,403  $           -       2,859,403
 Short-term borrowings. . . . .    26,826,600  $           -      26,826,600
 Funds held for future distrib.     5,456,510  $           -       5,456,510
 Income taxes payable . . . . .             -  $           -               -
 Accrued taxes payable. . . . .     7,947,046  $           -       7,947,046
 Overrecovered gas costs. . . .     2,346,513  $           -       2,346,513
 Other current liabilities. . .    10,886,199  $           -      10,886,199
                                 ------------  --------------  -------------
   Total current liabilities. .    78,593,021              -      78,593,021
                                 ------------  --------------  -------------

 Long-term debt, less current .   319,755,226              -     319,755,226
 Deferred revenue . . . . . . .    22,706,213              -      22,706,213
 Deferred income taxes. . . . .    24,952,814              -      24,952,814
 Other long-term liability. . .    12,129,626              -      12,129,626
                                 ------------  --------------  -------------
   Total long-term liabilities.   379,543,879              -     379,543,879
                                 ------------  --------------  -------------

   Total liabilities. . . . . .   458,136,900              -     458,136,900

 Stockholders equity. . . . . .   164,854,386   (155,858,591)      8,995,795
                                 ------------  --------------  -------------

TOTAL LIABILITIES AND EQUITY. .  $622,991,286  $(155,858,591)  $ 467,132,695
                                 ============  ==============  =============

*      See  Energy  Systems  Corporation  consolidating  balance  sheet  included  in  the  exhibits.

EXHIBIT A
PAGE 2 OF 4


                                               ENERGY CORPORATION OF AMERICA
                                              CONSOLIDATING INCOME STATEMENTS
                                       FOR THE CALENDAR YEAR ENDED DECEMBER 31, 1999
                                                         UNAUDITED

                                                                                                                    *
                                         ECA            EAEC           WESTECH        WENZL          WAC           ESC
                                     -------------  -------------  -------------  ------------  ------------  -------------
REVENUES:
Utility gas sales & transportation.  $          -   $          -   $          -   $         -   $         -   $162,238,578
Gas marketing & pipeline sales. . .             -     75,294,878              -             -             -      7,629,490
Oil & gas sales . . . . . . . . . .             -     19,104,648        771,364             -             -      3,514,321
Well operations & service . . . . .             -      5,994,072        685,117             -             -              -
Other revenues. . . . . . . . . . .    (2,307,958)             -              -             -             -        988,600
                                     -------------  -------------  -------------  ------------  ------------  -------------
Total revenues. . . . . . . . . . .    (2,307,958)   100,393,598      1,456,481             -             -    174,370,989
                                     -------------  -------------  -------------  ------------  ------------  -------------

COSTS AND EXPENSES:
-----------------------------------
Utility gas purchased . . . . . . .             -              -              -             -             -     74,488,074
Gas marketing & pipeline cost . . .             -     72,118,591              -             -             -      7,296,723
Field & lease operating . . . . . .             -      7,866,763        221,310       345,964             -      1,207,591
Utility operations & maintenance. .             -              -              -             -             -     22,829,931
General and administrative. . . . .     3,947,007      4,929,075      1,431,976       238,383             -     15,716,804
Taxes other than income . . . . . .        59,217      1,284,619         46,534             -           (25)    14,005,625
Depletion, depr., amortiz.-O&G. . .             -      7,727,634        526,192             -             -        507,409
Depletion, depr., amortiz.-other. .       357,882      2,658,114         72,755        15,909             -     10,900,845
Impairment & exploratory costs. . .             -      2,639,399      9,294,917     7,496,371             -              -
                                     -------------  -------------  -------------  ------------  ------------  -------------
Total operating expenses. . . . . .     4,364,106     99,224,195     11,593,684     8,096,627           (25)   146,953,002
                                     -------------  -------------  -------------  ------------  ------------  -------------

INCOME (LOSS) FROM OPERATIONS . . .    (6,672,064)     1,169,403    (10,137,203)   (8,096,627)           25     27,417,987

OTHER (INCOME) EXPENSE:
-----------------------------------
Interest. . . . . . . . . . . . . .    21,504,437         80,547              -             -             -      7,065,976
Gain on sale of property. . . . . .             -      1,169,646       (169,518)            -             -      1,000,128
Other (income) expense. . . . . . .      (589,958)      (123,417)        (7,020)       16,498             -       (250,077)
                                     -------------  -------------  -------------  ------------  ------------  -------------
INCOME (LOSS) FROM OPERATIONS
   BEFORE INCOME TAXES. . . . . . .   (27,586,543)        42,627     (9,960,665)   (8,113,125)           25     20,602,088

Provision for income taxes. . . . .   (11,486,664)       524,769     (2,763,284)     (268,214)            -      8,105,637
                                     -------------  -------------  -------------  ------------  ------------  -------------

NET INCOME (LOSS) . . . . . . . . .  $(16,099,879)  $   (482,142)  $ (7,197,381)  $(7,844,911)  $        25   $ 12,496,451
                                     =============  =============  =============  ============  ============  =============


                                     TOTAL          ELIMS         CONSOLIDATED
                                     -------------  ------------  --------------
REVENUES:
Utility gas sales & transportation.  $162,238,578   $         -   $ 162,238,578
Gas marketing & pipeline sales. . .    82,924,368             -      82,924,368
Oil & gas sales . . . . . . . . . .    23,390,333             -      23,390,333
Well operations & service . . . . .     6,679,189      (324,948)      6,354,241
Other revenues. . . . . . . . . . .    (1,319,358)    2,307,958         988,600
                                     -------------  ------------  --------------
Total revenues. . . . . . . . . . .   273,913,110     1,983,010     275,896,120
                                     -------------  ------------  --------------

COSTS AND EXPENSES:
-----------------------------------
Utility gas purchased . . . . . . .    74,488,074             -      74,488,074
Gas marketing & pipeline cost . . .    79,415,314             -      79,415,314
Field & lease operating . . . . . .     9,641,628      (282,448)      9,359,180
Utility operations & maintenance. .    22,829,931             -      22,829,931
General and administrative. . . . .    26,263,245      (720,000)     25,543,245
Taxes other than income . . . . . .    15,395,970             -      15,395,970
Depletion, depr., amortiz.-O&G. . .     8,761,235             -       8,761,235
Depletion, depr., amortiz.-other. .    14,005,505             -      14,005,505
Impairment & exploratory costs. . .    19,430,687       (42,500)     19,388,187

                                     -------------  ------------  --------------
Total operating expenses. . . . . .   270,231,589    (1,044,948)    269,186,641
                                     -------------  ------------  --------------

INCOME (LOSS) FROM OPERATIONS . . .     3,681,521     3,027,958       6,709,479

OTHER (INCOME) EXPENSE:
-----------------------------------
Interest. . . . . . . . . . . . . .    28,650,960             -      28,650,960
Gain on sale of property. . . . . .     1,000,128             -       1,000,128
Other (income) expense. . . . . . .      (953,974)            -        (953,974)
                                     -------------                --------------
INCOME (LOSS) FROM OPERATIONS
   BEFORE INCOME TAXES. . . . . . .   (25,015,593)    3,027,958     (21,987,635)

Provision for income taxes. . . . .    (5,887,756)            -      (5,887,756)
                                     -------------  ------------  --------------

NET INCOME (LOSS) . . . . . . . . .  $(19,127,837)  $ 3,027,958   $ (16,099,879)
                                     =============  ============  ==============

*      See  Energy  Systems  Corporation  consolidating  income  statement  included  in  the  exhibits.


EXHIBIT A
PAGE 3 OF 4


                                                 EASTERN SYSTEMS CORPORATION
                                                 CONSOLIDATING BALANCE SHEETS
                                                   AS OF DECEMBER 31, 1999
                                                          UNAUDITED
                                                          EASTERN     MOUNTAINEER    MOUNTAINEER    MAPCOM
                                                          SYSTEMS         GAS        GAS SERVICES   SYSTEMS,   CONSOLIDATING
                                                        CORPORATION     COMPANY          INC.         INC.        ENTRIES
                                                        ------------  -------------  -------------  ---------  --------------
ASSETS

CURRENT ASSETS
  Cash . . . . . . . . . . . . . . . . . . . . . . . .       50,835       (852,676)     1,342,040    101,698         852,676
  Accounts receivable
     Utility gas and transportation. . . . . . . . . .            0     28,720,146              0          0               0
     Gas marketing & pipeline. . . . . . . . . . . . .            0              0              0          0               0
     Oil and gas . . . . . . . . . . . . . . . . . . .            0              0        539,534          0               0
     Other . . . . . . . . . . . . . . . . . . . . . .            0              0              0    144,643               0
        Allowance for doubtful accounts. . . . . . . .            0       (701,479)             0          0               0
  Due from (to) affiliates . . . . . . . . . . . . . .    4,183,545      1,142,830        410,336          0               0
  Inventory. . . . . . . . . . . . . . . . . . . . . .            0              0              0          0               0
  Income tax receivable. . . . . . . . . . . . . . . .            0              0              0          0               0
  Deferred income tax. . . . . . . . . . . . . . . . .            0      3,370,943              0    (32,135)         33,249
  Prepaid and other. . . . . . . . . . . . . . . . . .            0     27,180,209         84,872     18,063       2,346,513
                                                        ------------  -------------  -------------  ---------  --------------
     Total current assets. . . . . . . . . . . . . . .    4,234,380     58,859,973      2,376,782    232,269       3,232,438
                                                        ------------  -------------  -------------  ---------  --------------

PROPERTY, PLANT AND EQUIPMENT
  Oil and gas property . . . . . . . . . . . . . . . .            0              0      9,195,704          0        (138,395)
  Utility and transmission plants. . . . . . . . . . .            0    272,901,525      4,827,066          0     (78,780,837)
  Other property . . . . . . . . . . . . . . . . . . .            0              0        353,563    279,189               0
  Pipeline . . . . . . . . . . . . . . . . . . . . . .            0              0              0          0               0
                                                        ------------  -------------  -------------  ---------  --------------
                                                                  0    272,901,525     14,376,333    279,189     (78,919,232)

  Accumulated depreciation, depletion and amortization            0   (129,300,212)    (4,317,791)  (123,340)     93,850,094
                                                        ------------  -------------  -------------  ---------  --------------
     Property, plant & equipment, net. . . . . . . . .            0    143,601,313     10,058,542    155,849      14,930,862
                                                        ------------  -------------  -------------  ---------  --------------

OTHER ASSETS
  Investment in affiliate. . . . . . . . . . . . . . .   64,091,184     10,689,384              0          0     (74,780,568)
  Deferred financing costs . . . . . . . . . . . . . .            0      2,607,101              0          0               0
  Notes receivable . . . . . . . . . . . . . . . . . .            0              0              0          0               0
  Notes receivable-related party . . . . . . . . . . .            0        111,727              0          0               0
  Deferred utility charges . . . . . . . . . . . . . .            0              0              0          0               0
  Deferred income taxes. . . . . . . . . . . . . . . .            0              0              0          0               0
  Other long-term assets . . . . . . . . . . . . . . .            0     18,958,148         10,115          0      (1,409,995)
                                                        ------------  -------------  -------------  ---------  --------------
     Total other assets. . . . . . . . . . . . . . . .   64,091,184     32,366,360         10,115          0     (76,190,563)
                                                        ------------  -------------  -------------  ---------  --------------

     TOTAL ASSETS. . . . . . . . . . . . . . . . . . .   68,325,564    234,827,646     12,445,439    388,118     (58,027,263)
                                                        ============  =============  =============  =========  ==============


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable . . . . . . . . . . . . . . . . . .      301,906      8,260,461      1,283,732     86,388         852,676
  Current maturities of long-term debt . . . . . . . .            0         15,000              0          0               0
  Short-term borrowings. . . . . . . . . . . . . . . .            0     26,826,600              0          0               0
  Funds held for future distribution . . . . . . . . .            0              0              0          0               0
  Income tax payable . . . . . . . . . . . . . . . . .     (713,526)     3,107,314        664,763    (63,196)        170,263
  Accrued taxes payable. . . . . . . . . . . . . . . .            0      2,858,257        278,997          0               0
  Overrecovered gas costs. . . . . . . . . . . . . . .            0              0              0          0       2,346,513
  Other current liabilities. . . . . . . . . . . . . .            0     10,974,738       (106,511)         0          33,249
                                                        ------------  -------------  -------------  ---------  --------------
     Total current liabilities . . . . . . . . . . . .     (411,620)    52,042,370      2,120,981     23,192       3,402,701
                                                        ------------  -------------  -------------  ---------  --------------

LONG-TERM AND OTHER LIABILITIES
  Long-term debt . . . . . . . . . . . . . . . . . . .            0    100,123,750              0          0               0
  Gas dev obl & def trust revenue. . . . . . . . . . .            0              0              0          0               0
  Deferred income taxes. . . . . . . . . . . . . . . .            0     19,883,925              0          0       2,542,080
  Other long-term liabilities. . . . . . . . . . . . .            0      6,667,987              0          0       4,454,565
                                                        ------------  -------------  -------------  ---------  --------------
     Total long-term liabilities . . . . . . . . . . .            0    126,675,662              0          0       6,996,645
                                                        ------------  -------------  -------------  ---------  --------------

Minority Interest. . . . . . . . . . . . . . . . . . .            0              0              0          0               0

Stockholders' Equity . . . . . . . . . . . . . . . . .   68,737,184     56,109,614     10,324,458    364,926     (68,426,609)
                                                        ------------  -------------  -------------  ---------  --------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY . . . . . .   68,325,564    234,827,646     12,445,439    388,118     (58,027,263)
                                                        ============  =============  =============  =========  ==============


                                                          EASTERN
                                                        SYSTEMS CORP.
                                                        CONSOLIDATED
                                                        --------------
ASSETS

CURRENT ASSETS
  Cash . . . . . . . . . . . . . . . . . . . . . . . .      1,494,573
  Accounts receivable
     Utility gas and transportation. . . . . . . . . .     28,720,146
     Gas marketing & pipeline. . . . . . . . . . . . .              0
     Oil and gas . . . . . . . . . . . . . . . . . . .        539,534
     Other . . . . . . . . . . . . . . . . . . . . . .        144,643
        Allowance for doubtful accounts. . . . . . . .       (701,479)
  Due from (to) affiliates . . . . . . . . . . . . . .      5,736,711
  Inventory. . . . . . . . . . . . . . . . . . . . . .              0
  Income tax receivable. . . . . . . . . . . . . . . .              0
  Deferred income tax. . . . . . . . . . . . . . . . .      3,372,057
  Prepaid and other. . . . . . . . . . . . . . . . . .     29,629,657
                                                        --------------
     Total current assets. . . . . . . . . . . . . . .     68,935,842
                                                        --------------

PROPERTY, PLANT AND EQUIPMENT
  Oil and gas property . . . . . . . . . . . . . . . .      9,057,309
  Utility and transmission plants. . . . . . . . . . .    198,947,754
  Other property . . . . . . . . . . . . . . . . . . .        632,752
  Pipeline . . . . . . . . . . . . . . . . . . . . . .              0
                                                        --------------
                                                          208,637,815

  Accumulated depreciation, depletion and amortization    (39,891,249)
                                                        --------------
     Property, plant & equipment, net. . . . . . . . .    168,746,566
                                                        --------------

OTHER ASSETS
  Investment in affiliate. . . . . . . . . . . . . . .              0
  Deferred financing costs . . . . . . . . . . . . . .      2,607,101
  Notes receivable . . . . . . . . . . . . . . . . . .              0
  Notes receivable-related party . . . . . . . . . . .        111,727
  Deferred utility charges . . . . . . . . . . . . . .              0
  Deferred income taxes. . . . . . . . . . . . . . . .              0
  Other long-term assets . . . . . . . . . . . . . . .     17,558,268
                                                        --------------
     Total other assets. . . . . . . . . . . . . . . .     20,277,096
                                                        --------------
     TOTAL ASSETS. . . . . . . . . . . . . . . . . . .    257,959,504
                                                        ==============


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable . . . . . . . . . . . . . . . . . .     10,785,163
  Current maturities of long-term debt . . . . . . . .         15,000
  Short-term borrowings. . . . . . . . . . . . . . . .     26,826,600
  Funds held for future distribution . . . . . . . . .              0
  Income tax payable . . . . . . . . . . . . . . . . .      3,165,618
  Accrued taxes payable. . . . . . . . . . . . . . . .      3,137,254
  Overrecovered gas costs. . . . . . . . . . . . . . .      2,346,513
  Other current liabilities. . . . . . . . . . . . . .     10,901,476
                                                        --------------
     Total current liabilities . . . . . . . . . . . .     57,177,624
                                                        --------------

LONG-TERM AND OTHER LIABILITIES
  Long-term debt . . . . . . . . . . . . . . . . . . .    100,123,750
  Gas dev obl & def trust revenue. . . . . . . . . . .              0
  Deferred income taxes. . . . . . . . . . . . . . . .     22,426,005
  Other long-term liabilities. . . . . . . . . . . . .     11,122,552
                                                        --------------
     Total long-term liabilities . . . . . . . . . . .    133,672,307
                                                        --------------

Minority Interest. . . . . . . . . . . . . . . . . . .              0

Stockholders' Equity . . . . . . . . . . . . . . . . .     67,109,573
                                                        --------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY . . . . . .    257,959,504
                                                        ==============

EXHIBIT A
PAGE 4 OF 4


                                                  EASTERN SYSTEMS CORPORATION
                                                CONSOLIDATING INCOME STATEMENTS
                                         FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1999
                                                           UNAUDITED
                                           EASTERN     MOUNTAINEER   MOUNTAINEER     MAPCOM                       EASTERN
                                           SYSTEMS        GAS        GAS SERVICES   SYSTEMS,    CONSOLIDATING   SYSTEMS CORP.
                                         CORPORATION    COMPANY          INC.         INC.        ENTRIES       CONSOLIDATED
                                         ------------  ------------  -------------  ----------  --------------  --------------
REVENUES
  Utility gas sales and transportation.            0   162,238,578              0           0               0     162,238,578
  Gas marketing & pipeline. . . . . . .            0             0      7,629,490           0               0       7,629,490
  Oil and gas sales . . . . . . . . . .            0             0      3,514,321           0               0       3,514,321
  Well & service operations . . . . . .            0             0              0           0               0               0
  Other revenues. . . . . . . . . . . .            0             0              0     988,600               0         988,600
                                         ------------  ------------  -------------  ----------  --------------  --------------
     Total revenues . . . . . . . . . .            0   162,238,578     11,143,811     988,600               0     174,370,989
                                         ------------  ------------  -------------  ----------  --------------  --------------

COSTS AND EXPENSES
  Utility gas purchased . . . . . . . .            0    74,488,074              0           0               0      74,488,074
  Gas marketing & pipeline cost . . . .            0             0      7,296,723           0               0       7,296,723
  Field & lease operating . . . . . . .            0             0      1,207,591           0               0       1,207,591
  Utility operations & maintenance. . .            0    22,829,931              0           0               0      22,829,931
  General & administrative. . . . . . .       63,002    14,278,410        918,505   1,087,696        (630,810)     15,716,803
  Taxes, other than income. . . . . . .            0    13,542,706        462,919           0               0      14,005,625
  Depletion, deprec., amortiz.-O&G. . .            0             0        507,409           0               0         507,409
  Depletion, deprec., amortiz.-other. .            0     9,590,509        210,579      56,662       1,043,094      10,900,844
  Impairment & exploratory costs. . . .            0             0              0           0               0               0
                                         ------------  ------------  -------------  ----------  --------------  --------------
     Total operating expenses . . . . .       63,002   134,729,630     10,603,726   1,144,358         412,284     146,953,000
                                         ------------  ------------  -------------  ----------  --------------  --------------

OPERATING INCOME. . . . . . . . . . . .      (63,002)   27,508,948        540,085    (155,758)       (412,284)     27,417,989

OTHER (INCOME) EXPENSE
  Interest. . . . . . . . . . . . . . .            0     7,217,248              0           0        (151,272)      7,065,976
  Gain on sale of properties. . . . . .            0             0              0           0               0               0
  Other (income) & expense. . . . . . .       (3,070)     (195,550)       (51,456)          0               0        (250,076)
                                         ------------  ------------  -------------  ----------  --------------  --------------

  INCOME BEFORE INCOME TAXES. . . . . .      (59,932)   20,487,250        591,541    (155,758)       (261,012)     20,602,089

   Income tax expense (benefit) . . . .      (77,204)    8,109,290        236,259     (58,314)       (104,394)      8,105,637
                                         ------------  ------------  -------------  ----------  --------------  --------------

  INCOME BEFORE MINORITY INTEREST . . .       17,272    12,377,960        355,282     (97,444)       (156,618)     12,496,452

  Minority interest . . . . . . . . . .            0             0              0           0               0               0
                                         ------------  ------------  -------------  ----------  --------------  --------------

  NET INCOME (LOSS) . . . . . . . . . .       17,272    12,377,960        355,282     (97,444)       (156,618)     12,496,452
                                         ============  ============  =============  ==========  ==============  ==============